UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 33-57687

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

(Full title of the plan and the address of the

plan, if different from that of the issuer named below)

ATMOS ENERGY CORPORATION

Three Lincoln Centre, Suite 1800

5430 LBJ Freeway

Dallas, Texas 75240

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2012 AND 2011

AND FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Qualified Retirement Plans and Trusts Committee of the Atmos Energy Corporation Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas

June 21, 2013

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
Assets
Investments, at fair value:
Common stock of Atmos Energy Corporation	$155,061,013	$143,239,468
Registered Investment Companies:
T. Rowe Price Balanced Fund	15,907,755	14,123,796
T. Rowe Price Spectrum Income Fund	10,712,282	9,301,596
T. Rowe Price Spectrum Growth Fund	27,380,229	24,144,059
T. Rowe Price Short-Term Bond Fund	4,123,299	3,923,595
T. Rowe Price U.S. Bond Index Fund	24,580,210	23,195,965
T. Rowe Price New Horizons Fund	20,640,244	17,506,826
T. Rowe Price Mid-Cap Value Fund	17,742,979	15,225,797
T. Rowe Price New America Growth Fund	17,716,120	16,372,981
T. Rowe Price Equity Income Fund	26,828,180	24,555,570
T. Rowe Price Equity Index 500 Fund	—	6,881,938
T. Rowe Price Growth Stock Fund	9,683,971	8,014,090
Vanguard Institutional Index Fund	8,167,954	—
Harbor International Fund	28,714,823	23,787,781
T. Rowe Price Retirement 2005 Fund	290,256	248,088
T. Rowe Price Retirement 2010 Fund	1,012,444	791,662
T. Rowe Price Retirement 2015 Fund	2,694,719	1,976,617
T. Rowe Price Retirement 2020 Fund	4,798,830	3,701,508
T. Rowe Price Retirement 2025 Fund	2,692,291	1,988,493
T. Rowe Price Retirement 2030 Fund	3,188,018	2,439,513
T. Rowe Price Retirement 2035 Fund	2,487,204	1,889,416
T. Rowe Price Retirement 2040 Fund	2,185,345	1,543,211
T. Rowe Price Retirement 2045 Fund	2,742,993	1,810,698
T. Rowe Price Retirement 2050 Fund	1,574,636	1,021,973
T. Rowe Price Retirement 2055 Fund	579,380	398,123
T. Rowe Price Retirement Income Fund	383,984	324,464
Common/Collective Trust:
T. Rowe Price Stable Value Common Trust Fund	19,032,669	18,512,900
Common stock of Entergy Corporation	74,063	115,032
Common stock of Frontier Communications Corporation, Class B	95,802	118,810

Total investments	411,091,693	367,153,970
Receivables:
Participant contributions	683,662	659,783
Company contributions	1,097,071	785,394
Due from broker	126,746	24,236
Notes receivable from participants	17,816,117	16,450,864

Total receivables	19,723,596	17,920,277

Net assets available for benefits, at fair value	430,815,289	385,074,247
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(784,489)	(645,631)

Net assets available for benefits	$430,030,800	$384,428,616

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$31,599,730
Dividends on common stocks	6,065,983
Dividends on registered investment companies	7,664,294
Dividends on common/collective trust	383,939

Total investment income	45,713,946

Other Income
Interest received on participant loans	901,081

Contributions:
Participants	19,225,675
Company - noncash	10,327,501
Company - cash	735,588
Rollovers	347,962

Total contributions	30,636,726

Total additions to net assets	77,251,753

Deductions from Net Assets
Distributions to participants	31,429,814
Administrative expenses	219,755

Total deductions from net assets	31,649,569

Net increase in net assets available for benefits	45,602,184
Net assets available for benefits at beginning of year	384,428,616

Net assets available for benefits at end of year	$430,030,800

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

1. Description of the Plan

The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee), which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are automatically enrolled in the Plan at a salary reduction level of four percent (4%) of their compensation. Participants have a 30-day period to opt out of automatic enrollment. After 30 days, if the participant has not opted out, salary deductions begin at the automatic enrollment level of 4%.

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching, fixed annual and any discretionary Company contributions.

Participants may elect a deferral rate ranging from a minimum of one percent (1%) up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Code (the Code) ($17,000 in 2012 or $22,500 for those participants age 50 or older).

The Company contributes a matching Company contribution, in the form of Atmos Energy common stock, in an amount equal to 100 percent of each Participant’s salary reduction contribution, up to a maximum of 4% of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current Internal Revenue Service (IRS) “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary reduction agreement if necessary to ensure that (1) each Participant’s additions for any year will not exceed applicable Code limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

All new employees hired on or after October 1, 2010 participate in the Plan, which was enhanced effective January 1, 2011 (the enhanced Plan). Employees who had participated in the Pension Account Plan prior to October 1, 2010 were allowed to make a one-time election to migrate from that plan into the enhanced Plan. Participants in the enhanced Plan receive a fixed annual cash contribution of 4% of eligible compensation to their

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

Plan account. During the year ended December 31, 2012, the Company made a fixed annual contribution for enhanced Plan participants of $735,588, of which $697,859 was recorded as contributions receivable at December 31, 2012.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2012.

Participants are eligible to receive matching and fixed annual Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.

Employee contributions and the Company’s matching contributions are immediately and fully vested. The fixed annual Company contribution fully vests after three years of service.

Forfeitures

Forfeitures are first used to reinstate previously forfeited matching contributions of former participants that are rehired. Any remaining forfeitures are used to reduce Company matching contributions.

Investment Options

The Plan allows Participant salary reduction contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos Energy common stock.

Investments in Atmos Energy common stock are participant directed. All Company matching and discretionary contributions are directed into Atmos Energy common stock. All Participant and Company contributions made to Atmos Energy common stock are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.

The Plan’s investments in the common stock of Entergy Corporation and Frontier Communications Corporation are held in separate accounts within the Plan. These accounts were established to accommodate employees who elected to hold these investments when they transferred their accounts into the Plan from a predecessor plan following an acquisition. These accounts were established as frozen accounts where the funds could be liquidated but no new stock added.

Distributions to Participants

Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw the entire amount from his or her account. Effective January 1, 2009, at the time of termination, Participants who do not have Plan loans outstanding are entitled to take one or more partial distributions from his or her account.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

Withdrawals from a Participant’s salary reduction account are allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions. Hardship withdrawals are not permitted from the company matching or fixed annual contribution accounts.

If elected, subsequent to the Participant attaining age 59  1/2, withdrawals may be made from a Participant’s salary reduction account as well as the vested portion of the Company matching and discretionary account, however; withdrawals may not be made from the fixed annual contribution account. Withdrawals of investments in Atmos Energy common stock may be in the form of Atmos Energy common stock or cash, as determined by the Committee.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made in January each year. The annual distribution from the Plan is also made in January of each year, shortly after the elections are processed. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to five years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.

If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full within the date range established by IRS rules.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts will be distributed to the Participants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to fair value measurements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represents the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust (CCT) is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices.

Investment contracts held within the CCT, which primarily include investments in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions are reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the CCT, as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Committee believes its valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their remaining outstanding balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Subsequent Events

We have evaluated subsequent events from the December 31, 2012 statement of net assets available for benefits date through the date these financial statements were filed with the Securities and Exchange Commission (SEC). No events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

New Accounting Pronouncements

For periods beginning after December 15, 2011, a new accounting pronouncement became applicable to the Plan which included guidance that changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The adoption of this standard did not impact the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits as the Plan does not currently have any Level 3 fair value measurements.

3. Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.

All administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.

4. Fair Value Measurements

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.

Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. The Plan’s Level 2 measurements consist of a common/collective trust. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price based upon the current fair value of the underlying assets of the fund based on quoted market prices.

Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. Currently, the Plan has no assets recorded at fair value that would qualify for Level 3 reporting.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

The Plan records accounts receivable at carrying value, which substantially approximates fair value due to the short-term nature of these assets.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced fund	$15,907,755	$—	$—	$15,907,755
Income funds	11,096,266	—	—	11,096,266
Bond funds	28,703,509	—	—	28,703,509
Growth funds	75,420,564	—	—	75,420,564
Blend fund	8,167,954	—	—	8,167,954
Value funds	44,571,159	—	—	44,571,159
Target date funds	24,246,116	—	—	24,246,116
International fund	28,714,823	—	—	28,714,823
Corporate stock	155,230,878	—	—	155,230,878
Common/collective trust	—	19,032,669	—	19,032,669

Total assets at fair value	$392,059,024	$19,032,669	$—	$411,091,693

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Balanced fund	$14,123,796	$—	$—	$14,123,796
Income funds	9,626,060	—	—	9,626,060
Bond funds	27,119,560	—	—	27,119,560
Growth funds	66,037,956	—	—	66,037,956
Blend fund	6,881,938	—	—	6,881,938
Value funds	39,781,367	—	—	39,781,367
Target date funds	17,809,302	—	—	17,809,302
International fund	23,787,781	—	—	23,787,781
Corporate stock	143,473,310	—	—	143,473,310
Common/collective trust	—	18,512,900	—	18,512,900

Total assets at fair value	$348,641,070	$18,512,900	$—	$367,153,970

5. Investments

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

During 2012, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock	$7,928,989
Registered Investment Companies:
T. Rowe Price Balanced Fund	1,376,210
T. Rowe Price Spectrum Income Fund	533,909
T. Rowe Price Spectrum Growth Fund	3,616,451
T. Rowe Price Short-Term Bond Fund	33,761
T. Rowe Price U.S. Bond Index Fund	(33,229)
T. Rowe Price New Horizons Fund	1,244,834
T. Rowe Price Mid-Cap Value Fund	1,835,047
T. Rowe Price New America Growth Fund	2,112,038
T. Rowe Price Equity Income Fund	3,578,419
T. Rowe Price Equity Index 500 Fund	1,102,446
T. Rowe Price Growth Stock Fund	1,522,872
Vanguard Institutional Index	(176,956)
Harbor International Fund	4,362,707
T. Rowe Price Retirement 2005 Fund	22,568
T. Rowe Price Retirement 2010 Fund	82,980
T. Rowe Price Retirement 2015 Fund	230,866
T. Rowe Price Retirement 2020 Fund	465,179
T. Rowe Price Retirement 2025 Fund	278,310
T. Rowe Price Retirement 2030 Fund	374,669
T. Rowe Price Retirement 2035 Fund	297,344
T. Rowe Price Retirement 2040 Fund	256,945
T. Rowe Price Retirement 2045 Fund	309,254
T. Rowe Price Retirement 2050 Fund	180,655
T. Rowe Price Retirement 2055 Fund	70,901
T. Rowe Price Retirement Income Fund	25,827
Common Stock of Entergy Corporation	(13,136)
Common Stock of Frontier Communications Corporation, Class B	(20,130)

$31,599,730

6. Party-in-Interest Transactions

Certain Plan investments in registered investment companies and a common/collective trust fund are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Atmos Energy common stock. Because the Company is the Plan sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2012 and 2011, the Plan held 4,415,177 and 4,295,037 shares of Atmos Energy common stock and received $6,065,983 in dividends from Atmos Energy common stock during 2012.

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS – (Continued)

At December 31, 2012 and 2011 the percentage of the Plan’s investments held in the Company’s common stock was 37.7% and 39.0%.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated March 5, 2012 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.

In January 2013, subsequent to such amendment, the Plan submitted an application with the IRS to receive a new determination letter stating that the Plan continues to be qualified under Section 401(a) of the Code. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$430,030,800	$384,428,616
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	784,489	645,631

Net assets available for benefits per the Form 5500	$430,815,289	$385,074,247

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2012 per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$45,602,184
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	138,858

Net increase in net assets available for benefits per the Form 5500	$45,741,042

ATMOS ENERGY CORPORATION RETIREMENT

SAVINGS PLAN AND TRUST

Form 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-1743247

PLAN NUMBER: 002

December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Atmos Energy Corporation	Common stock; 4,415,177 shares ***	**		$155,061,013
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund	**		19,032,669
*	T. Rowe Price Trust Company	Balanced Fund	**		15,907,755
*	T. Rowe Price Trust Company	Spectrum Income Fund	**		10,712,282
*	T. Rowe Price Trust Company	Spectrum Growth Fund ***	**		27,380,229
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**		4,123,299
*	T. Rowe Price Trust Company	U.S. Bond Index Fund ***	**		24,580,210
*	T. Rowe Price Trust Company	New Horizons Fund	**		20,640,244
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**		17,742,979
*	T. Rowe Price Trust Company	New America Growth Fund	**		17,716,120
*	T. Rowe Price Trust Company	Equity Income Fund ***	**		26,828,180
*	T. Rowe Price Trust Company	Growth Stock Fund	**		9,683,971
	Vanguard Group, Inc. Fund	Vanguard Institutional Index	**		8,167,954
	Harbor Capital Advisors, Inc.	Harbor International Fund ***	**		28,714,823
*	T. Rowe Price Trust Company	Retirement 2005 Fund	**		290,256
*	T. Rowe Price Trust Company	Retirement 2010 Fund	**		1,012,444
*	T. Rowe Price Trust Company	Retirement 2015 Fund	**		2,694,719
*	T. Rowe Price Trust Company	Retirement 2020 Fund	**		4,798,830
*	T. Rowe Price Trust Company	Retirement 2025 Fund	**		2,692,291
*	T. Rowe Price Trust Company	Retirement 2030 Fund	**		3,188,018
*	T. Rowe Price Trust Company	Retirement 2035 Fund	**		2,487,204
*	T. Rowe Price Trust Company	Retirement 2040 Fund	**		2,185,345
*	T. Rowe Price Trust Company	Retirement 2045 Fund	**		2,742,993
*	T. Rowe Price Trust Company	Retirement 2050 Fund	**		1,574,636
*	T. Rowe Price Trust Company	Retirement 2055 Fund	**		579,380
*	T. Rowe Price Trust Company	Retirement Income Fund	**		383,984
	Entergy Corporation	Common stock; 1,162 shares	**		74,063
	Frontier Communications	Common stock; 22,384 shares	**		95,802
*	Participant Loans	Interest rates from 5.25% to 11.00%	-0-		17,816,117

				$ 428,907,810

*	Indicates party-in-interest to the Plan
**	Cost information in column (d) is not required for participant-directed investments
***	Indicates investment that represents 5 percent or more of the Plan’s net assets available for benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ BRET J. ECKERT
Bret J. Eckert
Chairman of the Qualified Retirement Plans and Trusts Committee

June 21, 2013

EXHIBITS INDEX

Exhibit Number	Description	Page Number or Incorporation by Reference to

4	Instruments defining rights of security holders:

	(a) Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2011)	Exhibit 4(a) to Form 11-K dated June 21, 2011 (File No. 33-57687)

(b) Amendment No. 1 to Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2011)

23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP